KH 3/10

12013716

SE MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

SEC FILE NUMBER
8 -68662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crosstree Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Anchor Plaza Parkway, Suite 450
(No. and Street)

Tampa	Florida	33634
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Ellis (813) 774-4750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katy Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crosstree Capital Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MARS DIAMOS
NOTARY PUBLIC
MY COMMISSION EXPIRES FEBRUARY 15, 2014
FORSYTH COUNTY, GEORGIA

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

CROSSTREE CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Crosstree Capital Securities, LLC

We have audited the accompanying statement of financial condition of Crosstree Capital Securities, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crosstree Capital Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2012

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	186,150
Accounts receivable		49,314
Total assets	**$**	**235,464**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Promissory note payable (Note 4)	$	25,000
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBERS' EQUITY (Note 2)		210,464
Total liabilities and members' equity	**$**	**235,464**

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Crosstree Capital Securities, LLC (the "Company") is a Florida limited liability company formed on July 21, 2008. The Company is affiliated with Crosstree Capital Partners, Inc. ("CCP"), an investment advisory firm, through common ownership. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") in April 2011. The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

The Company provides investment banking and corporate finance advisory and consulting services regarding mergers and acquisitions and growth capital financing. The Company specializes in the life sciences and healthcare industries, with a focus on pharmaceutical outsourcing, diagnostic products and services and life sciences tools.

Revenue Recognition

The Company's main source of revenue is consulting and advisory fees and records this revenue when earned.

Accounts Receivable

The Company historically has not experienced losses from uncollectible accounts and its management has determined that no allowance for uncollectible accounts in necessary.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for year before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Income Taxes (concluded)

However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Company had net capital and net capital requirements of $161,150 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.16 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for 12 months after commencing business as a broker-dealer.

NOTE 3 - OPERATING LEASES

The Company has a noncancelable operating lease for subleased office space which expires in March 2012. In addition, the future minimum lease payments are $2,641 for the year ended December 31, 2012. Rental expense was $7,922 for the year ended December 31, 2011.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated entity, Crosstree Capital Partners, Inc. Under the agreement, the Company pays 50% of the affiliate's operating expenses including, but not limited to legal, marketing, payroll and salaries, utilities and insurance expenses.

The Company has entered into a separate agreement to sublease office space through the affiliated entity through March 2012 (see Note 3).

The Company has a promissory note payable due to a related party, Shane Senior. As of December 31, 2011, the Company owes $25,000 of principal. The note requires periodic payments of simple interest on the principal balance at a rate of three percent (3%) per annum. Such interest will accrue until repayment of the note or until conversion.

NOTE 4 - RELATED PARTY TRANSACTIONS (concluded)

The note is convertible into 33.3% of the fully diluted interest of the Company at any time upon notice to the Company. In the event that the conversion date does not occur prior to December 31, 2020, the Company shall, upon written demand, pay the full principal balance and all accrued interest.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents and accounts receivable are carried at amounts that approximate fair value due to the short-term nature of those instruments. The estimated fair value of the Company's promissory note payable, based on the market rates of interest and similar maturities, approximates their carrying value or contracted amounts.

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.